

October 22, 2020

Nima M. Farzan
President and Chief Executive Officer
Kinnate Biopharma Inc.
11875 El Camino Real, Suite 101
San Diego, California 92130

> **Re: Kinnate Biopharma Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 16, 2020**
> **CIK No. 0001797768**

Dear Ms. Farzan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 16, 2020

Certain Relationships and Related Party Transactions, page 174

1. We note your response to comment 14; however, you have not provided the requested information with respect to Eshelman Ventures, LLC. Please revise.

General

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Angela Connell at (202) 551-3426 or Julie Sherman at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tony Jeffries, Esq.